BENETIC MARKETS LLC

STATEMENT OF FINANCIAL CONDITION

SEPTEMBER 30, 2022

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL REPORTS
FORM X-17A-5
PART III

SEC FILE NUMBER
8-70556

FACING PAGE
Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING ___10/1/2021___ AND ENDING ___09/30/2022___
                                         MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: __Benetic Markets, LLC__

TYPE OF REGISTRANT (check all applicable boxes):
- ☑ Broker-dealer   ☐ Security-based swap dealer   ☐ Major security-based swap participant
- ☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

__2187 HILLSBORO RD., SUITE 301__
(No. and Street)

Franklin	TN	37069
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Chad Kirschenblatt	(516) 393-5603	Chad.Kirschenblatt@beneticmarkets.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

__Spicer Jeffries LLP__
(Name – if individual, state last, first, and middle name)

4601 DTC Parkway, Suite 700	Denver	CO	80237
(Address)	(City)	(State)	(Zip Code)

10/20/2003		349	
(Date of Registration with PCAOB)(if applicable)		(PCAOB Registration Number, if applicable)	

FOR OFFICIAL USE ONLY

---

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public
   accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17
   CFR 240.17a-5(e)(1)(ii), if applicable.

**Persons who are to respond to the collection of information contained in this form are not required to respond unless the form
displays a currently valid OMB control number.**







OATH OR AFFIRMATION

I, Buford Ray Conley, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Benetic Markets, as of 9/30, 2022, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Signature: ______________________

Title: CEO

IAN SPALLINGER
TENNESSEE NOTARY PUBLIC
My Comm Exp. 07/13/2024
COUNTY OF WILLIAMSON

Notary Public

This filing contains (check all applicable boxes):**

- ■ (a) Statement of financial condition.
- ■ (b) Notes to consolidated statement of financial condition.
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to consolidated financial statements.
- ☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ■ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: ______________________

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

BENETIC MARKETS LLC

SEPTEMBER 30, 2022

TABLE OF CONTENTS

Report of Independent Registered Public Accounting Firm

Financial Statement: **Page**

 **SPICER JEFFRIES LLP**
Certified Public Accountants

4601 DTC BOULEVARD • SUITE 700
DENVER, COLORADO 80237
TELEPHONE: (303) 753-1959
FAX: (303) 753-0338
www.spicerjeffries.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member of
Benetic Markets LLC

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Benetic Markets LLC (the "Company") as of September 30, 2022, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of September 30, 2022 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Spicer Jeffries LLP

We have served as Benetic Markets LLC's auditor since 2021.

Denver, Colorado
November 29, 2022



BENETIC MARKETS LLC
STATEMENT OF FINANCIAL CONDITION
SEPTEMBER 30, 2022

ASSETS		
Cash	$	24,545
Other Assets		2
Total assets	$	24,547
LIABILITIES AND MEMBER'S EQUITY		
Liabilities:		
Due to Affiliates	$	5,013
Other Liabilities		35
Total liabilities	$	5,048
Member's Equity		19,499
Total liabilities and member's equity	$	24,547

See notes to the financial statement.

1. **ORGANIZATION AND DESCRIPTION OF BUSINESS**

   Benetic Markets LLC (the "Company") is a wholly-owned subsidiary of Benetic Inc. (the "Parent"). The Company was organized on June 16, 2020 as a Delaware Limited Liability Company. The Company is a registered broker-dealer under the Securities Exchange Act of 1934 and is a member of both the Financial Industry Regulatory Authority, Inc. ("FINRA") and the Securities Investor Protection Corporation ("SIPC"), as of May 4, 2021. The Company operates as a broker that offers a proprietary online platform to facilitate marketing and distributing mutual funds, exchange traded funds, and bank collective investment trusts to qualified retirement plan investors.

   The Company does not claim an exemption from SEC Rule 15c3-3 of the Securities Exchange Act of 1934, in reliance on Footnote 74 to SEC Release 34-70073 which provides that the Company did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, (other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of Rule 15c2-4 and/or funds received and promptly transmitted for effecting transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to the Company); did not carry accounts of or for customers; and did not carry PAB accounts.

   The accompanying financial statements have been prepared from the separate records maintained by the Company and, due to certain transactions and agreements with the Parent, such financial statements may not necessarily be indicative of the financial condition that would have existed or the results that would have been obtained from operations had the Company operated as an unaffiliated entity.

2. **SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES**

   Concentration of risk
   The Company maintains cash in a bank account which is interest bearing. Interest bearing and non-interest bearing accounts are insured by the FDIC up to $250,000 per financial institution. The Company has not experienced any losses in such accounts and does not believe it is exposed to any significant credit risk on cash.

   Use of estimates
   The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

2. **SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES** *(continued)*

Income taxes

As a wholly-owned company, the Company is considered to be a disregarded entity and thus does not file income tax returns in any jurisdiction. The Company files under the Parent's consolidated tax return in which all items of income, expense, gains and losses are reportable by the Parent for tax purposes. The Company has no unrecognized tax benefits at September 30, 2022.

Uncertain tax positions

The Company recognizes and measures its unrecognized tax benefits in accordance with the Financial Accounting Standards Board ("FASB") Accounting Standards Codification("ASC") 740, Income Taxes. Under that guidance, the Company assesses the likelihood, based on their technical merit, that tax positions will be sustained upon examination based on the facts, circumstances and information available at the end of each period. The measurement of unrecognized tax benefits is adjusted when new information is available, or when an event occurs that requires a change. As of September 30, 2021, the Company had no uncertain tax positions that qualify for either recognition or disclosure in the financial statements.

The Company's conclusions regarding uncertain tax positions may be subject to review and adjustment at a later date based upon ongoing analyses of tax laws, regulations and interpretations thereof as well as other factors. Generally, Federal, state and local authorities may examine the Company's tax returns for three years from the date of filing.

Recent Accounting Developments

In September 2016, the FASB issued Accounting Standards Update ("ASU") 2016-13, *Measurement of Credit Losses on Financial Instruments* - Credit Losses ("ASC 326"). The main objective of ASC 326 is to provide financial statement users with more useful information about the expected credit losses on financial instruments and other commitments to extend credit held by an entity at each reporting date. To achieve this objective, the amendments in this Topic replaces the incurred loss impairment methodology in U.S. GAAP with a methodology that reflects expected credit losses and requires consideration of a broader range of reasonable and supportable information to develop credit loss estimates. This is adjusted each period for changes in expected lifetime credit losses at the time the financial asset is originated or acquired. For financial assets measured at amortized costs (i.e., cash and commissions and fees receivable), the Company has concluded that there are de minimus expected credit losses based on the nature and contractual life or expected life of the financial assets and immaterial historical losses. On July 1, 2020, the Company adopted ASC 326 using the modified retrospective approach for all in-scope assets, which did not result in an adjustment to the opening balance in stockholder's equity.

3. **RELATED PARTY TRANSACTIONS**

During the year ended September 30, 2022 The Parent paid expenses in the amount of $51,713 on behalf of the Company, of which $5,013 remains unpaid as of year-end.

4. **NET CAPITAL REQUIREMENTS**

The Company is subject to the uniform net capital requirements of Rule 15c3-1 of the Securities and Exchange Act, as amended, which requires the Company to maintain, at all times, sufficient liquid assets to cover indebtedness. In accordance with the Rule, the Company is required to maintain defined minimum net capital of the greater of $5,000 or 12 1/2% of aggregate indebtedness.

At September 30, 2022, the Company had net capital, as defined, of $19,497, which exceeded the required minimum net capital of $5,000 by $14,497. Aggregate indebtedness at September 30, 2022 totaled $5,048. The Company's percentage of aggregate indebtedness to net capital was 25.89%.

5. **SUBSEQUENT EVENTS**

These financial statements were approved by management and available for issuance on the date of the Report of Independent Registered Public Accounting Firm. Subsequent events have been evaluated through this date. There were no subsequent events requiring disclosure and or adjustment.